SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





       RYANAIR WELCOMES EUROPEAN COURT DISMISSAL OF AER LINGUS INJUNCTION

Ryanair, Europe's largest low fares airline, today (Wednesday, 19th March 2008) welcomed the European Court of First Instance's (CFI's) dismissal of Aer Lingus' request for an injunction against Ryanair, which was part of Aer Lingus' effort to force Ryanair to sell its minority shareholding. The European Commission had already confirmed that since Ryanair has neither de facto nor de jure control over Aer Lingus, there are no legal grounds for such a compulsory disposal.

Ryanair's lack of influence over Aer Lingus has been highlighted by the two separate refusals by the Aer Lingus Board to hold an EGM at the request of Ryanair, which would have allowed shareholders to consider Aer Lingus' abandonment of its profitable Shannon-Heathrow route.


Speaking today, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

        "We welcome the European Court's rejection of Aer Lingus' request for an injunction against Ryanair. The European Commission had already decided on this issue and found that Ryanair has no control over Aer Lingus and it therefore cannot force Ryanair to sell its minority stake.

        "This is just another waste of legal costs by Aer Lingus and an attempt to deflect from the fact that, their fares and fuel surcharges continue to increase, whereas Ryanair had committed to reducing Aer Lingus' fares by 10% and eliminating its unjustified fuel surcharges, saving consumers over EUR100m. p.a.

        "Ryanair looks forward to overturning the Commission's unlawful prohibition of Ryanair's merger with Aer Lingus at a time when far larger airline mergers are being approved by the European Commission (such as Lufthansa/Swiss, Air France/KLM and Air France/ Alitalia). There was no justification for the Commission's nakedly political decision to prohibit this merger between two Irish airlines which between them account for just 5% of EU air travel.

        "It is about time that the European Commission began promoting pro-consumer consolidation, such as the Ryanair/Aer Lingus merger, which guaranteed lower fares, the removal of fuel surcharges and improved services for Irish consumers, instead of protecting high fare, fuel surcharging flag carrier mergers".


        Ends.   Wednesday, 19th March 2008

        For reference: Peter Sherrard - Ryanair
        Tel: +353-1-8121228

        Pauline McAlester - Murray Consultants
        Tel: +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director